FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August, 2006

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

* The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X                    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Delhaize Group News #15 / June 2006

Dear Shareholder,

We had good first quarter results with solid sales momentum. Delhaize Group’s sales grew by 11.3%. In the U.S., comparable store sales increased by 1.7%. Food Lion particularly continued to perform very well. In Belgium, we started to see better sales trends after a challenging 2005. Our Belgian operations posted positive same store sales.

Our operating margin was strong despite price initiatives in several of our larger operating companies and temporary expenses ahead of planned sales benefits on several large projects, particularly market renewal work in Florida. Net profit increased by 19.7%.

In February, we paid off a EUR 150 million bond, and in April, we fully repaid USD 563 million in bonds using mainly cash on hand. These repayments will have a positive impact on our profitability going forward.

During the first quarter, we continued to work on our strategic priorities for 2006: accelerated network expansion, continued store remodeling work, differentiation of our concepts, improvements in price competitiveness and a strong focus on execution.

Hannaford, Delhaize Belgium and Alfa-Beta accelerated their store opening programs. Hannaford, planning 14 new stores in 2006, opened six stores in the first quarter, three of which are located in Massachusetts, the market we entered with the Victory acquisition. In Belgium and Greece, we added four and two stores, respectively. In line with our major expansion of approximately 20 Tom&Co stores planned in 2006, Delhaize Belgium opened its 100th Tom&Co pet store in April 2006.

In June, Food Lion will open its first stores in the new market of Greenville-Spartanburg, South Carolina. This new market will be entered with a combination of Bloom and Food Lion stores to meet the needs of different customer segments.

Food Lion continued to deepen its innovative customer segmentation work. Utilizing extensive internal and external data, Food Lion has identified eight customer segments, which will allow for store-specific adaptation of assortment, consumer targeting approaches and merchandising.

Our operating companies also continued their store remodeling work. The Sweetbay conversion goes according to plan. Food Lion continued the preparations for its Washington DC market renewal, which will include approximately 40 Bloom stores and 14 Bottom Dollar stores in addition to 26 remodeled Food Lion stores.

In early April, Food Lion opened its fourth Bottom Dollar store. In this store we are testing a membership card; we have further reinforced the pricing message in the store, and we have improved the store merchandising. Customers are reacting enthusiastically.

In Belgium, sales dynamics continued to be positive in the acquired Cash Fresh stores, while the integration of the Cash Fresh stores into the Delhaize operations is on plan. Customers can find a growing assortment of Delhaize and 365 products, and since the beginning of the year, they can earn loyalty rewards through the Plus card.

Since April, our Belgian company-operated supermarkets are open half an hour earlier in the morning, making them more convenient to customers.

Our operating companies remain focused on their competitive position. In reaction to weak consumer spending in the Northeast of the U.S., Hannaford reinforced its price positioning towards the end of the first quarter, particularly in Massachusetts. This was combined with a strong marketing campaign to strengthen the Hannaford brand in Massachusetts. Sweetbay reinforced its pricing positioning and marketing as well with the launch of “Savings on the Spot”, showing customers precisely how much they save on over 2,000 products throughout the store.

Our sales-building efforts and profitability are supported by continued initiatives in efficiency and cost reduction. The integration of Harveys’ back office into the Food Lion organization is on schedule. Most major accounting functions were transitioned during the first quarter. In the meantime, the first fresh products have been distributed out of Food Lion distribution centers to Harveys.

Energy reduction is a major focus point in all our operations and allows us to temper the impact of the increasing energy prices. As a reminder, Food Lion reduced its energy use in 2005 by an additional 2.3% and its natural gas consumption by an additional 2% compared with 2004.

In the Sweetbay and Bloom stores that have been open more than one year, we are beginning to see major improvements in operating expenses and shrink after cycling their grand openings. The major sales increase in both store formats and the fine-tuning of processes will move both toward positive contribution to Delhaize Group’s profitability. At Bottom Dollar, good sales uplifts after conversion, strong cost control, and better than expected sales in the fresh departments are supporting our efforts to optimize the business model.

In Belgium, we successfully tested ACIS, the margin and inventory management system that was developed by our U.S. operations. In April, we started the launch of ACIS in two Belgian stores per day. This will allow us to have ACIS installed in all Belgian company-operated food stores by mid 2006.

All these initiatives allowed us to indicate during our shareholders’ meeting at the end of May that we have seen strong sales and profit figures in the first part of the second quarter and that we look forward to solid top-line growth during the second half of 2006.

/s/ Pierre-Olivier Beckers

Pierre-Olivier Beckers
President & CEO, Delhaize Group

Delhaize Group News #15 / June 2006

In the fall of 2005, Food Lion introduced a new store concept called “Bottom Dollar Food”. The first three test stores, which are based in North Carolina, were the result of several years of research to find innovative ways to respond to consumer demand in general and to the consumer’s increased focus on attractive pricing in particular.

The stores were existing Food Lion stores chosen for their location and demographic attributes. The Bottom Dollar Food concept is built around a no-frills philosophy of streamlining services and operations and passing the savings on to the shoppers. For example, there are no baggers awaiting the customer’s arrival at checkout. Customers have several options to pack their purchased items. They can pick up free boxes at the front entrance; they can bring their own bags or boxes; or purchase traditional shopping bags for a nominal price.

The atmosphere blends Everyday Best Prices, Fresh Produce, Quality Meats and a lighthearted approach that differentiates itself from other discounters and conventional grocers. The customers’ shopping experience is energized with bright colors of orange and lime green and creative slogans such as “Prices that will make your wallet smile” and “Prices that kick bottom.” Employees join the mix with t-shirts that read “I’m a black belt in price chopping.”

The concept offers about 6,500 national and private label products, fresh produce, quality meats and a selection of bakery items. More items are prepackaged compared to a traditional supermarket format, while still providing a meat cutter on site for special cuts requested by customers. Though Bottom Dollar Food does not have a deli bakery on site it does carry more than 100 deli bakery products. The in-store signage and commercial leaflets breath Bottom Dollar Food’s very competitive pricing. The no-frills approach and the support of the large Food Lion LLC and Delhaize Group organization allow Bottom Dollar Food to set its prices well below its competition, including discount stores. The center of the store features “Bottom Bargains” using bins to create a treasure hunt atmosphere where customers can find hot deals on market overruns or special offerings on a while-supplies-last basis.

Customer feedback continues to be positive from the first three stores, and Bottom Dollar Foods recently opened its fourth store this past April in Hickory, North Carolina. Somewhat larger than the first three stores, new features were added like larger pallet displays, a bulk items section and an expanded bread aisle. Food Lion’s Washington, DC market renewal, scheduled later in 2006, will include 14 Bottom Dollar stores with a similar layout.

The Q1 2006 Results: Highlights

> Sales grew by 11.3%

> Strong operating margin at 4.8%

> Group share of net profit increased by 19.7%

IFRS, in millions	In USD		In EUR
except per share amounts	Q1 2006	Q1 2006	Q1 2005	Change
Net sales and other revenues	5,779.1	4,806.7	4,317.7	+11.3%
Cost of sales	(4,301.3)	(3,577.6)	(3,223.3)	+11.0%
Gross profit	1,477.8	1,229.1	1,094.4	+12.3%
Gross margin	25.6%	25.6%	25.3%	—
Other operating income	22.0%	18.3	17.3	+5.8%
Selling, general and administrative expenses	(1,220.6)	(1,015.2)	(901.7)	+12.6%
Other operating expenses	(4.4)	(3.6)	(5.4)	-32.9%
Operating profit	274.8	228.6	204.6	+11.7%
Operating margin	4.8%	4.8%	4.7%	—
Finance costs	(100.0)	(83.2)	(76.5)	+8.8%
Income from investments	10.7	8.9	6.2	+43.0%
Profit before taxes and discontinued operations	185.5	154.3	134.3	+14.9%
Income tax expense	(67.7)	(56.3)	(51.3)	+9.7%
Net profit from continuing operations	117.8	98.0	83.0	+18.0%
Result from discontinued operations, net of tax	(0.1)	(0.1)	(2.3)	-95.1%
Net profit before minority interests	117.7	97.9	80.7	+21.3%
Net profit attributable to minority interests	(0.7)	(0.6)	0.6	N/A
Net profit (group share)	117.0	97.3	81.3	+19.7%
Basic net profit per share (in EUR)	1.24	1.03	0.87	+18.9%
Diluted net profit per share (in EUR)	1.18	0.99	0.83	+19.0%

The press release on Delhaize Group’s Q1 2006 results is available in English, French and Dutch on the Delhaize Group website, www.delhaizegroup.com, or it can be obtained from the Investor Relations Department.

Delhaize Group News #15 / June 2006

Shareholder Information

Financial Calendar		Contacts & Inquiries
> 2006 second quarter results	August 10, 2006
> 2006 third quarter results	November 9, 2006	Delhaize Group Investor Relations	Delhaize Group Investor Relations
		40, Square Marie Curie	P.O. Box 1330
Ticker Symbol		1070 Brussels	Salisbury, NC
> Ordinary shares (Euronext Brussels): DELB		Belgium	28145-1330
> ADRs (NYSE): DEG (each ADR represents one Delhaize Group ordinary share).		Tel: +32 2 412 21 51 Fax: +32 2 412 29 76	United States Tel: +1 704 633 8250,
ext 3398
Depositary Agent ADRs			Fax: +1 704 645 2050
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Cautionary Note Concerning Forward-Looking Statements

Statements that are included or incorporated by reference in this newsletter and other written and oral statements made from time to time by Delhaize Group and its representatives, other than statements of historical fact, which address activities, events and developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, statements about strategic options, future strategies and the anticipated benefits of these strategies, are “forward-looking statements” within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “guidance”, “outlook”, “projected”, “believe”, “target”, “predict”, “estimate”, “forecast”, “strategy”, “may”, “goal”, “expect”, “anticipate”, “intend”, “plan”, “foresee”, “likely”, “will”, “should” or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, changes in the general economy or the markets of Delhaize Group, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate or convert stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s Annual Report on Form 20-F for the year ended December 31, 2004 and other periodic filings made by Delhaize Group and Delhaize America with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group and Delhaize America disclaim any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date: August 31, 2006	By:	/s/ Michael R. Waller
Michael R. Waller
Executive Vice President